Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon Holdings Ltd.,
Announces the Filing of a Petition with the Court in respect of the Israel Electric
Corporation’s Cancellation of the Tender for the Eshkol Acquisition

Singapore, August 10, 2023. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced on June 18, 2023 that a third party (a corporation controlled by Dalia Energy Companies Ltd.) was declared the winning bidder for the acquisition of the “Eshkol” power plant (the “Tender”), with an offer of NIS 12.4 billion (approximately $3.5 billion) and that the special-purpose corporation owned equally by OPC Power Plants Ltd. (an 80% subsidiary of OPC) and a corporation held by the Noy Fund (“OPC Eshkol”) was declared the second qualifier, with an offer of NIS 7.1 billion (approximately $2.0 billion).

OPC announced on July 19, 2023 that the Israel Electric Corporation (the “IEC”) cancelled the Tender and decided to conduct a new competitive procedure between the bidders who participated in the Tender (and which, according to a report published by the IEC, will include a minimum bid price of NIS 9 billion (approximately $2.5 billion)).  In the July 19, 2023 announcement, OPC indicated that it objected to the cancellation of the Tender and to the competitive procedure decided by the IEC, and that it believed these steps were unlawful.  OPC also announced that in the opinion of OPC and its legal advisors, since the winning bidder in the Tender failed to meet its obligation to realize its winning bid in accordance with its original bid as submitted as part of the Tender, the IEC was required to declare the second qualifier (being OPC Eshkol) as the winner in the Tender.

Today, OPC announces that on August 9, 2023 OPC Eshkol submitted a petition to the Tel Aviv Administrative Court requesting remedies including (a) cancellation of the decision by the Tender committee to cancel the Tender and replace it with a new “tender”; (b) to instruct the Tender committee to sell the Eshkol power plant only by way of the Tender; (c) to declare that OPC Eshkol, which was declared a “second qualifier”, is the winner of the Tender; and (d) to require the IEC to engage with OPC Eshkol in the purchase contract for the Eshkol power plant.  OPC’s announcement sets forth grounds for the petition including OPC Eshkol’s view that the decision to cancel the Tender is contrary to law and that since the third party that was originally declared the winning bidder has withdrawn its binding bid, OPC Eshkol should be declared the winning bidder under the law and considerations of fairness and equity.  OPC further requested that the third party that was originally declared the winning bidder not be allowed to participate in any further processes with respect to the purchase of the Eshkol power plant.

Simultaneously with the submission of the petition, OPC Eshkol submitted a motion for an order delaying any actions that frustrate the resolution of OPC Eshkol’s petition.  The Tel Aviv Administrative Court set a date of August 20, 2023 for the parties’ submission of responses in respect of the motion for the order, which is the same date set for the submission of bids under the IEC’s new competitive procedure.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the tender, the IEC announcement of the cancellation of the Tender, OPC Eshkol’s objections and petition filed with the court, and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in these forward-looking statements. Such risks include the risks related to the Tender, the IEC announcement of the cancellation of the Tender, OPC Eshkol’s objections and petition to the court and the ultimate resolution of the petition and the results of the Tender and other risks including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.